UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                                 PC QUOTE, INC.
                                (Name of issuer)


                     Common Stock, $.001 Par Value Per Share
                         (Title of class of securities)


                                   693236-10-1
                                 (CUSIP number)


                                 Arthur H. Amron
                             Wexford Management LLC
                             411 West Putnam Avenue
                               Greenwich, CT 06830
                                 (203) 862-7012
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                   May 11, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss. 240.13d-7



                                Page 1 of 9 Pages

CUSIP No. 693236-10-1


1.       Names of Reporting Persons.                      Imprimis Investors LLC
         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   WC



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



Number of Shares    7.   Sole Voting Power                                     0
Beneficially
Owned by Each       8.   Shared Voting Power (see Item 5 below)                0
Reporting
Person With         9.   Sole Dispositive Power                                0

                    10.  Shared Dispositive Power (see Item 5 below)           0

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  350,000


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 2.7%


14.      Type of Reporting Person (See Instructions)                          OO



                                Page 2 of 9 Pages

CUSIP No. 693236-10-1


1.       Names of Reporting Persons.              Wexford Spectrum Investors LLC
         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   WC



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



 Number of Shares    7.    Sole Voting Power                                   0
 Beneficially
 Owned by Each       8.    Shared Voting Power (see Item 5 below)              0
 Reporting
 Person With         9.    Sole Dispositive Power                              0

                     10.   Shared Dispositive Power (see Item 5 below)         0

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  150,000


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 1.2%


14.      Type of Reporting Person (See Instructions)                          OO


                                Page 3 of 9 Pages

CUSIP No. 693236-10-1


1.       Names of Reporting Persons.                         Charles E. Davidson
         I.R.S. Identification Nos. of Above Persons (entities only)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                      United States



Number of Shares   7.    Sole Voting Power                                     0
Beneficially
Owned by Each      8.    Shared Voting Power (see Item 5 below)                0
Reporting
Person With        9.    Sole Dispositive Power                                0

                   10.   Shared Dispositive Power (see Item 5 below)           0

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  500,000


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 3.9%


14.      Type of Reporting Person (See Instructions)                          IN


                                Page 4 of 9 Pages

CUSIP No. 693236-10-1


1.       Names of Reporting Persons.                      Wexford Management LLC
         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                        Connecticut



Number of Shares    7.    Sole Voting Power                                    0
Beneficially
Owned by Each       8.    Shared Voting Power (see Item 5 below)               0
Reporting
Person With         9.    Sole Dispositive Power                               0

                    10.   Shared Dispositive Power (see Item 5 below)          0

11.      Aggregate Amount Beneficially Owned
         by Each Reporting Person                                        500,000


12.      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)                          [ ]


13.      Percent of Class Represented by Amount in Row (11)                 3.9%


14.      Type of Reporting Person (See Instructions)                          OO


                                Page 5 of 9 Pages

CUSIP No. 693236-10-1


1.       Names of Reporting Persons.                            Joseph M. Jacobs
         I.R.S. Identification Nos. of Above Persons (entities only)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                      United States



 Number of Shares    7.   Sole Voting Power                                    0
 Beneficially
 Owned by Each       8.   Shared Voting Power (see Item 5 below)               0
 Reporting
 Person With         9.   Sole Dispositive Power                               0

                     10.  Shared Dispositive Power (see Item 5 below)          0

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  500,000


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 3.9%


14.      Type of Reporting Person (See Instructions)                          IN


                                Page 6 of 9 Pages

        This  Amendment  No. 3 to Schedule  13D  modifies  and  supplements  the
Schedule  13D filed on  October  27,  1997,  as amended  by  Amendment  No. 1 to
Schedule 13D filed on May 1, 1998 and Amendment No. 2 to Schedule 13D filed on May 11, 1998 ("Amendment No. 2") with respect to the common stock, $0.001 par value per share (the "Common Stock"), of PC QUOTE, INC., a Delaware corporation (the "Company"). Except to the extent supplemented by the information contained in this Amendment No. 3, such Schedule 13D, as amended as provided above, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in such Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

Since the filing of Amendment No. 2, Imprimis Investors LLC ("Imprimis") sold an aggregate of 470,936 shares of Common Stock at an average price of $3.76 per share and Wexford Spectrum Investors LLC ("WSI") sold an aggregate of 201,615 shares of Common Stock at an average price of $3.76 per share. All of such sales were effected in open market transactions.

As a result of the foregoing, the Reporting Persons may be deemed to beneficially own the respective percentages and numbers of outstanding shares of Common Stock set forth below (on the basis of 12,936,800 shares of Common Stock issued and outstanding, of which 500,000 are issuable pursuant to the Warrants beneficially owned by the Reporting Persons):

1. Imprimis
   --------
   (a) Aggregate number of shares of Common Stock beneficially owned:    350,000
       (all of which are attributable to the Warrants)
       Percentage:      2.7%
   (b) 1. Sole power to vote or to direct vote:       -0-
       2. Shared power to vote or to direct vote:     -0-
       3. Sole power to dispose or to direct the disposition:  -0-
       4. Shares power to dispose or to direct the disposition: -0-
   (c) Other than as reported above, there were no transactions by Imprimis during the past 60 days.
   (d) Not applicable.
   (e) Not applicable.


2. Wexford Spectrum
   ----------------
   (a) Aggregate number of shares of Common Stock beneficially owned:    150,000
       (all of which 150,000 are attributable to the Warrants)
       Percentage:      1.2%
   (b) 1. Sole power to vote or to direct vote:       -0-
       2. Shared power to vote or to direct vote:     -0-
       3. Sole power to dispose or to direct the disposition:  -0-
       4. Shares power to dispose or to direct the disposition:    -0-
   (c) Other than as reported in above, there were no transactions by Wexford Spectrum during the past 60 days.
   (d) Not applicable.
   (e) Not applicable.

                                Page 7 of 9 Pages

3. Wexford Management
   ------------------
   (a) Aggregate number of shares of Common Stock beneficially owned:    500,000
       (all of which are attributable to the Warrants)
       Percentage:      3.9%
   (b) 1. Sole power to vote or to direct vote:       -0-
       2. Shared power to vote or to direct vote:     -0-
       3. Sole power to dispose or to direct the disposition:  -0-
       4. Shares power to dispose or to direct the disposition: -0-
   (c) Other than as reported in above, there were no transactions by Wexford Management during the past 60 days.
   (d) Not applicable.
   (e) Not applicable.


4. Joseph M. Jacobs
   ----------------
   (a) Aggregate number of shares of Common Stock beneficially owned:    500,000
       (all of which 500,000 are attributable to the Warrants)
       Percentage:      3.9%
   (b) 1. Sole power to vote or to direct vote:       -0-
       2. Shared power to vote or to direct vote:     -0-
       3. Sole power to dispose or to direct the disposition:  -0-
       4. Shares power to dispose or to direct the disposition: -0-
   (c) Other than as reported in above, there were no transactions by Mr. Jacobs during the past 60 days.
   (d) Not applicable.
   (e) Not applicable.


5. Charles E. Davidson
   -------------------
   (a) Aggregate number of shares of Common Stock beneficially owned:    500,000
       (all of which 500,000 are attributable to the Warrants)
       Percentage:      3.9%
   (b) 1. Sole power to vote or to direct vote:       -0-
       2. Shared power to vote or to direct vote:     -0-
       3. Sole power to dispose or to direct the disposition:  -0-
       4. Shares power to dispose or to direct the disposition: -0-
   (c) Other than as reported in above, there were no transactions by Mr. Davidson during the past 60 days.
   (d) Not applicable.
   (e) Not applicable.

Wexford Management may, by reason of its status as manager of Imprimis and Wexford Spectrum, be deemed to own beneficially the Common Stock of which Imprimis and Wexford Spectrum possess beneficial ownership.

Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Management, be deemed to own beneficially the Common Stock of which Imprimis and Wexford Spectrum possess beneficial ownership.

Each of Charles E. Davidson, Joseph M. Jacobs and Wexford Management shares the power to vote and to dispose of the shares of Common Stock Imprimis and Wexford Spectrum beneficially own.

                                    * * * * *

                               Page 8 of 9 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 15, 1998


                                   IMPRIMIS INVESTORS LLC

                                            By: /s/Arthur H. Amron
                                                ------------------------
                                            Name:    Arthur H. Amron
                                            Title:   Vice President


                                   WEXFORD SPECTRUM INVESTORS LLC

                                            By: /s/Arthur H. Amron
                                                ------------------------
                                            Name:    Arthur H. Amron
                                            Title:   Vice President


                                   WEXFORD MANAGEMENT LLC

                                            By: /s/Arthur H. Amron
                                                ------------------------
                                            Name:    Arthur H. Amron
                                            Title:   Senior Vice President


                                   /s/ Charles E. Davidson
                                   ------------------------
                                   Charles E. Davidson

                                   /s/Joseph M. Jacobs
                                   ------------------------
                                   Joseph M. Jacobs



                                Page 9 of 9 Pages